SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

First Horizon Asset Securities Inc.
(Exact Name of Registrant as Specified in Charter)

0001081915
(CIK Number)

Current Report on Form 8-K dated as of April 23, 2004
(Electronic Report, Schedule of Registration Statement of Which the Documents Are a Part)

333-100663
(Commission File Number)

N/A
(Name of Person Filing the Document, if Other than the Registrant)

Item 7. Financial Statements and Exhibits.

(c) Exhibits

Exhibit No.	Description
99.1	Computational Materials provided by Citigroup Global Markets Inc.

Signature

The Registrant has duly caused this Form SE to be signed on its behalf by the undersigned, thereuntó duly authorized, in the City of Memphis, State of Tennessee.

FIRST HORIZON ASSET SECURITIES INC.

April 23, 2004

By: /s/ Wade Walker

Senior Vice President -Asset Securitization

EXHIBIT 99.1

Computational Materials provided by
Citigroup Global Markets Inc.

[begins on next page]

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Citigroup Global Markets Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Citigroup Global Markets Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Citigroup Global Markets Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. In addition, prospective purchasers of the privately placed certificates are referred to the final private placement memorandum relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. A final prospectus and prospectus supplement and a final private placement memorandum may be obtained by contacting the Citigroup Global Markets Inc. Mortgage Trading Desk at (212) 723-6217.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please immediate notify the sending party by telephone and return the original to such party by mail.

FHASI 2004-AR2 Computatation Materials (04-26-04)

Modeled	: Yes	Paydown	: 0	Coll Source	: MCF File	Pricing Type	: CPR	Auto Update	: No
Deal Format	: CMODEV	Paydown Date	: 20040430	TBV Source	: NA	Pricing Speed	: 25.0		:
Res Modeled	: Yes	First Payment	: 20040525	Assumed Coll	: No	Pricing Date	: 20040430		:
Call Modeled	: Yes	Closed	: 20040430	Descend	: No		:		:
Model Type	: SRJR	Collat Mode	: STD	Summary Coll	: No	Bond Paymode	: Constant	Last Updated	: 99999999
Indic Status	:	Frequency	: 12	Group Bypass	: No	BV Rescale	: No	Coll Fctr Date:	20040401

#	Class	Cusip	Coupon	Original Balance	Current Balance	Delay	Daycount	Group	Aux	Description
1	A-1		4.0400	19,360,000.01	19,360,000.01	24	30/360	1		REG/VAR
2	A-2		4.6150	125,840,000.01	125,840,000.01	24	30/360	2		REG/VAR
3	A-3		4.9900	33,880,000.01	33,880,000.01	24	30/360	3		REG/VAR
4	A-3M		0.0000	0.00	0.00	24	30/360	3		NPR/REG/VAR
5	A-4		5.3650	26,136,000.01	26,136,000.01	24	30/360	4		REG/VAR
6	A-R		0.0000	0.00	0.00	24	30/360	4		NPR/REG/VAR
7	B-1		4.7182	3,074,000.00	3,074,000.00	24	30/360	0		REG/VAR
8	B-2		4.7182	1,378,000.00	1,378,000.00	24	30/360	0		REG/VAR
9	B-3		4.7182	742,000.00	742,000.00	24	30/360	0		REG/VAR
10	B-4		4.7182	742,000.00	742,000.00	24	30/360	0		REG/VAR
11	B-5		4.7182	530,000.00	530,000.00	24	30/360	0		REG/VAR
12	B-6		4.7182	318,000.00	318,000.00	24	30/360	0		REG/VAR
13	WIO1		0.0000	19,360,000.01	19,360,000.01	24	30/360	0		IO/NTL/VAR
14	WIO2		0.0000	125,840,000.01	125,840,000.01	24	30/360	0		IO/NTL/VAR
15	R		0.0000	212,000,000.04	212,000,000.04	24	30/360	0		IO/NTL/VAR

NOTE

- AAA GETS NWAC FROM THEIR RESPECTIVE GROUP
- PLS IGNORE A3M, AR, WIO1, WIO2

ASSUME: MAT TSY1 1.16
ASSUME: SETTLE 20040430

FHASI04.AR2 YIELD MATRIX

CLASS A-1	CPR 0	CPR 10	CPR 25	CPR 40	CPR 50
PRICE 100.75	3.67785	3.65420	3.56492	3.39677	3.22904
PRICE 100.78125	3.67530	3.64877	3.55388	3.37846	3.20463
PRICE 100.8125	3.67274	3.64334	3.54285	3.36017	3.18023
PRICE 100.84375	3.67019	3.63792	3.53183	3.34189	3.15585
PRICE 100.875	3.66764	3.63250	3.52081	3.32362	3.13149
PRICE 100.90625	3.66509	3.62709	3.50980	3.30536	3.10715
PRICE 100.9375	3.66255	3.62168	3.49880	3.28712	3.08282
PRICE 100.96875	3.66000	3.61627	3.48781	3.26889	3.05851
PRICE 101	3.65745	3.61086	3.47682	3.25067	3.03422
PRICE 101.03125	3.65491	3.60546	3.46584	3.23247	3.00994
PRICE 101.0625	3.65237	3.60006	3.45487	3.21428	2.98569
PRICE 101.09375	3.64982	3.59467	3.44390	3.19610	2.96145
PRICE 101.125	3.64728	3.58927	3.43294	3.17793	2.93722
PRICE 101.15625	3.64474	3.58388	3.42199	3.15978	2.91302
PRICE 101.1875	3.64221	3.57850	3.41105	3.14164	2.88883
PRICE 101.21875	3.63967	3.57312	3.40011	3.12351	2.86466
PRICE 101.25	3.63713	3.56774	3.38918	3.10539	2.84051
PRICE 101.28125	3.63460	3.56236	3.37826	3.08729	2.81637
PRICE 101.3125	3.63206	3.55699	3.36735	3.06920	2.79225
PRICE 101.34375	3.62953	3.55162	3.35644	3.05112	2.76815
PRICE 101.375	3.62700	3.54625	3.34554	3.03306	2.74406
PRICE 101.40625	3.62447	3.54089	3.33465	3.01501	2.71999
PRICE 101.4375	3.62194	3.53553	3.32376	2.99696	2.69594
PRICE 101.46875	3.61941	3.53017	3.31289	2.97894	2.67191
PRICE 101.5	3.61689	3.52482	3.30201	2.96092	2.64789
PRICE 101.53125	3.61436	3.51946	3.29115	2.94292	2.62389
PRICE 101.5625	3.61184	3.51412	3.28029	2.92493	2.59991
PRICE 101.59375	3.60931	3.50877	3.26944	2.90695	2.57595
PRICE 101.625	3.60679	3.50343	3.25860	2.88899	2.55200
PRICE 101.65625	3.60427	3.49809	3.24777	2.87103	2.52807
PRICE 101.6875	3.60175	3.49276	3.23694	2.85309	2.50415
PRICE 101.71875	3.59923	3.48743	3.22612	2.83516	2.48025
PRICE 101.75	3.59672	3.48210	3.21530	2.81725	2.45637

ASSUME: MAT TSY1 1.16
ASSUME: SETTLE 20040430

FHASI04.AR2 YIELD MATRIX

CLASS A-2	CPR 0	CPR 10	CPR 25	CPR 40	CPR 50
PRICE 100.5	3.94959	4.10311	4.19149	4.11849	3.99348
PRICE 100.53125	3.94695	4.09750	4.18021	4.09990	3.96876
PRICE 100.5625	3.94431	4.09190	4.16893	4.08133	3.94405
PRICE 100.59375	3.94167	4.08630	4.15766	4.06277	3.91936
PRICE 100.625	3.93903	4.08070	4.14640	4.04423	3.89469
PRICE 100.65625	3.93640	4.07511	4.13515	4.02569	3.87003
PRICE 100.6875	3.93376	4.06952	4.12391	4.00717	3.84540
PRICE 100.71875	3.93112	4.06393	4.11267	3.98866	3.82078
PRICE 100.75	3.92849	4.05834	4.10144	3.97017	3.79617
PRICE 100.78125	3.92586	4.05276	4.09022	3.95169	3.77159
PRICE 100.8125	3.92323	4.04719	4.07900	3.93322	3.74702
PRICE 100.84375	3.92060	4.04161	4.06779	3.91476	3.72247
PRICE 100.875	3.91797	4.03604	4.05659	3.89632	3.69794
PRICE 100.90625	3.91534	4.03048	4.04540	3.87789	3.67343
PRICE 100.9375	3.91272	4.02491	4.03422	3.85947	3.64893
PRICE 100.96875	3.91009	4.01935	4.02304	3.84107	3.62445
PRICE 101	3.90747	4.01380	4.01187	3.82268	3.59999
PRICE 101.03125	3.90485	4.00824	4.00070	3.80430	3.57555
PRICE 101.0625	3.90222	4.00269	3.98955	3.78593	3.55112
PRICE 101.09375	3.89960	3.99714	3.97840	3.76758	3.52671
PRICE 101.125	3.89699	3.99160	3.96726	3.74924	3.50232
PRICE 101.15625	3.89437	3.98606	3.95613	3.73091	3.47795
PRICE 101.1875	3.89175	3.98052	3.94500	3.71260	3.45359
PRICE 101.21875	3.88914	3.97499	3.93388	3.69430	3.42925
PRICE 101.25	3.88652	3.96946	3.92277	3.67601	3.40493
PRICE 101.28125	3.88391	3.96393	3.91167	3.65773	3.38062
PRICE 101.3125	3.88130	3.95841	3.90057	3.63947	3.35634
PRICE 101.34375	3.87869	3.95289	3.88948	3.62122	3.33207
PRICE 101.375	3.87608	3.94737	3.87840	3.60298	3.30781
PRICE 101.40625	3.87347	3.94186	3.86732	3.58475	3.28358
PRICE 101.4375	3.87087	3.93635	3.85626	3.56654	3.25936
PRICE 101.46875	3.86826	3.93084	3.84520	3.54834	3.23516
PRICE 101.5	3.86566	3.92534	3.83414	3.53015	3.21097

ASSUME: MAT TSY1 1.16
ASSUME: SETTLE 20040430

FHASI04.AR2 YIELD MATRIX

CLASS A-3	CPR 0	CPR 10	CPR 25	CPR 40	CPR 50
PRICE 100.5625	4.23926	4.49223	4.59827	4.47828	4.31815
PRICE 100.59375	4.23654	4.48651	4.58690	4.45963	4.29336
PRICE 100.625	4.23382	4.48079	4.57554	4.44099	4.26859
PRICE 100.65625	4.23110	4.47508	4.56418	4.42236	4.24383
PRICE 100.6875	4.22838	4.46936	4.55283	4.40375	4.21909
PRICE 100.71875	4.22566	4.46366	4.54148	4.38515	4.19438
PRICE 100.75	4.22295	4.45795	4.53015	4.36656	4.16967
PRICE 100.78125	4.22023	4.45225	4.51882	4.34798	4.14499
PRICE 100.8125	4.21752	4.44655	4.50750	4.32942	4.12032
PRICE 100.84375	4.21480	4.44085	4.49619	4.31087	4.09568
PRICE 100.875	4.21209	4.43516	4.48488	4.29234	4.07104
PRICE 100.90625	4.20938	4.42947	4.47359	4.27381	4.04643
PRICE 100.9375	4.20668	4.42379	4.46230	4.25530	4.02184
PRICE 100.96875	4.20397	4.41811	4.45101	4.23680	3.99726
PRICE 101	4.20126	4.41243	4.43974	4.21832	3.97270
PRICE 101.03125	4.19856	4.40676	4.42847	4.19985	3.94815
PRICE 101.0625	4.19585	4.40108	4.41721	4.18139	3.92363
PRICE 101.09375	4.19315	4.39542	4.40596	4.16294	3.89912
PRICE 101.125	4.19045	4.38975	4.39471	4.14451	3.87463
PRICE 101.15625	4.18775	4.38409	4.38347	4.12609	3.85016
PRICE 101.1875	4.18505	4.37843	4.37224	4.10768	3.82570
PRICE 101.21875	4.18236	4.37278	4.36102	4.08929	3.80126
PRICE 101.25	4.17966	4.36713	4.34980	4.07090	3.77684
PRICE 101.28125	4.17697	4.36148	4.33859	4.05253	3.75244
PRICE 101.3125	4.17427	4.35584	4.32739	4.03418	3.72805
PRICE 101.34375	4.17158	4.35020	4.31620	4.01583	3.70369
PRICE 101.375	4.16889	4.34456	4.30501	3.99750	3.67934
PRICE 101.40625	4.16620	4.33893	4.29383	3.97919	3.65500
PRICE 101.4375	4.16352	4.33330	4.28266	3.96088	3.63069
PRICE 101.46875	4.16083	4.32767	4.27150	3.94259	3.60639
PRICE 101.5	4.15814	4.32205	4.26034	3.92431	3.58210
PRICE 101.53125	4.15546	4.31643	4.24919	3.90604	3.55784
PRICE 101.5625	4.15278	4.31081	4.23805	3.88778	3.53359

ASSUME: MAT TSY1 1.16
ASSUME: SETTLE 20040430

FHASI04.AR2 YIELD MATRIX

CLASS A-4	CPR 0	CPR 10	CPR 25	CPR 40	CPR 50
PRICE 101.0625	4.64329	4.89523	4.85526	4.56395	4.28711
PRICE 101.09375	4.64048	4.88945	4.84393	4.54542	4.26250
PRICE 101.125	4.63768	4.88368	4.83261	4.52690	4.23790
PRICE 101.15625	4.63487	4.87791	4.82129	4.50839	4.21333
PRICE 101.1875	4.63207	4.87214	4.80998	4.48989	4.18877
PRICE 101.21875	4.62927	4.86638	4.79868	4.47140	4.16423
PRICE 101.25	4.62647	4.86062	4.78738	4.45293	4.13970
PRICE 101.28125	4.62367	4.85486	4.77610	4.43447	4.11520
PRICE 101.3125	4.62087	4.84911	4.76482	4.41603	4.09071
PRICE 101.34375	4.61807	4.84336	4.75354	4.39760	4.06624
PRICE 101.375	4.61528	4.83762	4.74228	4.37918	4.04178
PRICE 101.40625	4.61249	4.83187	4.73102	4.36077	4.01735
PRICE 101.4375	4.60969	4.82613	4.71977	4.34237	3.99293
PRICE 101.46875	4.60690	4.82040	4.70853	4.32399	3.96853
PRICE 101.5	4.60411	4.81467	4.69729	4.30562	3.94414
PRICE 101.53125	4.60133	4.80894	4.68607	4.28727	3.91978
PRICE 101.5625	4.59854	4.80321	4.67485	4.26892	3.89543
PRICE 101.59375	4.59575	4.79749	4.66363	4.25059	3.87109
PRICE 101.625	4.59297	4.79177	4.65243	4.23228	3.84678
PRICE 101.65625	4.59019	4.78606	4.64123	4.21397	3.82248
PRICE 101.6875	4.58740	4.78035	4.63004	4.19568	3.79820
PRICE 101.71875	4.58462	4.77464	4.61885	4.17740	3.77394
PRICE 101.75	4.58185	4.76893	4.60768	4.15913	3.74969
PRICE 101.78125	4.57907	4.76323	4.59651	4.14088	3.72546
PRICE 101.8125	4.57629	4.75754	4.58535	4.12263	3.70125
PRICE 101.84375	4.57352	4.75184	4.57419	4.10440	3.67706
PRICE 101.875	4.57074	4.74615	4.56305	4.08619	3.65288
PRICE 101.90625	4.56797	4.74046	4.55191	4.06798	3.62872
PRICE 101.9375	4.56520	4.73478	4.54078	4.04979	3.60458
PRICE 101.96875	4.56243	4.72910	4.52965	4.03161	3.58045
PRICE 102	4.55966	4.72342	4.51853	4.01344	3.55634
PRICE 102.03125	4.55690	4.71775	4.50742	3.99529	3.53225
PRICE 102.0625	4.55413	4.71207	4.49632	3.97715	3.50818

[GCODE]	[LTYPE]	[PTYPE]	[BALANCE]	[NCOUPON]	[SERVFEE]	[WAM]	[AGE]	[INDEX]	INITIAL PERIODIC CAP [PICAP]	INITIAL PERIODIC FLOOR [PIFLOOR]	[MARGIN]	LIFE CAP [LICAP]	LIFE FLOOR [LIFLOOR]
1	ADJ	AM	20000000	4.04	0.295	358	2	TSY1	2	2	2.75	10.335	2.75
1	ADJ	IO	0.01	4.04	0.295	358	2	TSY1	2	2	2.75	10.335	2.75
2	ADJ	AM	130000000	4.615	0.275	358	2	TSY1	5	5	2.75	9.89	2.75
2	ADJ	IO	0.01	4.615	0.275	358	2	TSY1	5	5	2.75	9.89	2.75
3	ADJ	AM	35000000	4.99	0.28	358	2	TSY1	5	5	2.75	10.27	2.75
3	ADJ	IO	0.01	4.99	0.28	358	2	TSY1	5	5	2.75	10.27	2.75
4	ADJ	AM	27000000	5.365	0.285	358	2	TSY1	5	5	2.75	10.375	2.75
4	ADJ	IO	0.01	5.365	0.285	358	2	TSY1	5	5	2.75	10.375	2.75

MONTH TO ROLL	INTEREST CHANGE FREQ	REMAINING AMORT TERM	PERIODIC CAP ADJ DATE	SUBSEQUENT PERIOD CAP	PERIODIC FLOOR ADJ DATE	SUBSEQUENT PERIOD FLOOR	IO AMORT DATE	SERVICING FEE ADJ DATE	SUBSEQUENT SERVICING FEE
[ICDATE]	[ICFREQ]	[RTERM]							
34	12	358	36	2	36	2	35	35	0.26
34	12	358	36	2	36	2	35	35	0.26
58	12	358	60	2	60	2	59	59	0.26
58	12	358	60	2	60	2	59	59	0.26
82	12	358	84	2	84	2	83	83	0.26
82	12	358	84	2	84	2	83	83	0.26
118	12	358	120	2	120	2	119	119	0.26
118	12	358	120	2	120	2	119	119	0.26